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                                                              Exhibit (a)(5)(vi)

         CENTRICA AND NEWPOWER TERMINATE MERGER AGREEMENT; CENTRICA'S
             TENDER OFFER EXPIRES WITHOUT PURCHASE OF ANY SHARES

WINDSOR, ENGLAND, March 29, 2002 -- Centrica plc (Centrica) announced today that Centrica, Windsor Acquisition Corporation, an indirect wholly owned subsidiary of Centrica (Windsor) and NewPower Holdings, Inc. (NewPower) (NYSE:NPW) have entered into an agreement dated March 28, 2002, terminating their Agreement and Plan of Merger, dated as of February 22, 2002 amoung Centrica, Windsor and NewPower.

Centrica's tender offer for all of the outstanding shares of Common stock of NewPower expired at midnight, New York City time, on Thursday, March 28, 2002 without the purchase of any NewPower shares. Any Shares previously tendered will be returned in accordance with the terms of the tender offer.

About Centrica

Since its formation in 1997, Centrica has developed into a leading provider of energy and other essential services. In the UK, Centrica offers energy supply and related products under the British Gas brand, roadside and financial services from the AA, telecoms products and services through One.Tel and British Gas and financial services from Goldfish.

The group's strategy of international expansion took a significant step forward in August 2000 with the acquisition of Toronto based Direct Energy, North America's largest unregulated retailer of natural gas at that time. Centrica is also active in six states in the U.S. through the Energy America brand, which it acquired in January 2001.

Centrica currently supplies gas to 1.3 million customers across North America under the Direct Energy and Energy America brands, making it the largest unregulated energy supplier. In addition, 600,000 customers have already signed up with Direct Energy in anticipation of the opening of the Ontario electricity market scheduled in May 2002.

In June 2001, Centrica also assumed full ownership of GreenSource Limited, a company providing access to a network of private gas servicing and installation contracting firms in Ontario. This was followed in January 2002 by the announcement that it had reached agreement to acquire Enbridge
Services Inc. which more than doubled the customer base of Centrica's
Canadian business.

CONTACT:

Centrica:
Investor Relations:       011-44-(0)1753-494900
Media Relations:          (416) 590-3658